1934 Act Registration No. 33 - 96234

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2003

MTR CORPORATION LIMITED

(Translation of registrant’s name into English)

MTR Tower

Telford Plaza

33 Wai Yip Street

Kowloon Bay

Hong Kong

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F ✓         Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                 No ✓

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              )

EXHIBITS

Exhibit Number		Page
1.1	Announcement dated April 8, 2003.	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MTR CORPORATION LIMITED

By:	/s/ Lila Fong
Name:	Lila Fong
Title:	Legal Manager (Secretarial)

Date: April 8, 2003

Exhibit 1.1

MTR CORPORATION LIMITED

(Incorporated in Hong Kong with limited liability)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of MTR Corporation Limited (the “Company”) will be held at Hong Kong Convention and Exhibition Centre, 1 Harbour Road, Wanchai, Hong Kong on Thursday, 15th May, 2003 at 11:30 a.m. for the purpose of transacting the following business:

ORDINARY BUSINESS

(1)	To receive and consider the audited Statement of Accounts and the Reports of the Directors and the Auditors of the Company for the year ended 31st December, 2002.

(2)	To declare a final dividend for the year ended 31st December, 2002.

(3)	To re-elect retiring members of the Board of Directors.

(4)	To re-appoint KPMG as Auditors of the Company and authorise the Board of Directors to determine their remuneration.

SPECIAL BUSINESS

To consider and, if thought fit, to pass with or without modification the following ordinary resolutions:

(5)	“THAT:

(A)	subject to paragraph (B) below, the exercise by the Board of Directors during the Relevant Period of all the powers of the Company to allot, issue, grant, distribute and otherwise deal with additional Shares and to make, issue or grant offers, agreements, options, warrants and other securities which will or might require Shares to be allotted, issued, granted, distributed or otherwise dealt with during or after the end of the Relevant Period, be and is hereby generally and unconditionally APPROVED;

(B)	the aggregate nominal amount of share capital allotted, issued, granted, distributed or otherwise dealt with or agreed conditionally or unconditionally to be allotted, issued, granted, distributed or otherwise dealt with (whether pursuant to an option, conversion or otherwise) by the Board of Directors pursuant to the approval in paragraph (A) above, otherwise than pursuant to:

(i)	a Rights Issue; or

(ii)	any option scheme or similar arrangement for the time being adopted for the grant or issue to the members of the executive directorate and/or officers and/or employees of the Company and/or any of its subsidiaries of Shares or rights to acquire Shares, including without limitation pursuant to the Rules of the Company’s Pre-Global Offering Share Option Scheme and also the Rules of the Company’s New Joiners Share Option Scheme; or

(iii)	the exercise of rights of subscription or conversion under the terms of any warrant issued by the Company or any securities which are convertible into Shares; or

(iv)	any scrip dividend or similar arrangement providing for the allotment of Shares in lieu of the whole or part of a dividend on Shares pursuant to the Articles of Association of the Company from time to time, shall not exceed the aggregate of:

(a)	twenty per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this Resolution 5; and

(b)	(if the Board of Directors is so authorised by a separate resolution of the shareholders of the Company) the aggregate nominal amount of share capital of the Company purchased by the Company subsequent to the passing of this Resolution 5 (up to a maximum equivalent to ten per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this Resolution 5), and the said approval shall be limited accordingly; and

(C)	for the purpose of this Resolution 5:

(i)	“Relevant Period” means the period from (and including) the date of passing this Resolution 5 until the earlier of:

(a)	the conclusion of the next Annual General Meeting of the Company;

(b)	the expiration of the period within which the next Annual General Meeting of the Company is required by the Articles of Association of the Company or by law to be held; and

(c)	the revocation or variation of the authority given under this Resolution 5 by an ordinary resolution of the shareholders of the Company in general meeting;

(ii)	“Rights Issue” means an offer of Shares open for a period fixed by the Board of Directors to holders of Shares on the register of members (and, if appropriate, to the holders of warrants and other securities which carry a right to subscribe or purchase shares in the Company on the relevant register) on a fixed record date in proportion to their then holdings of such Shares (and, if appropriate, such warrants and other securities) (subject to such exclusions or other arrangements as the Board of Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any legal or practical restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any jurisdiction or territory applicable to the Company); and

(iii)	“Shares” means shares of all classes in the capital of the Company and warrants and other securities which carry a right to subscribe or purchase shares in the Company.”

(6)	“THAT:

(A)	subject to paragraph (B) below, the exercise by the Board of Directors during the Relevant Period of all the powers of the Company to purchase Shares on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) or any other stock exchange on which the Shares may be listed and which is recognised for this purpose by the Securities and Futures Commission (established under section 3 of the Securities and Futures Commission Ordinance, Cap. 24 of the Laws of Hong Kong) and the Stock Exchange, in accordance with all applicable laws, including the Hong Kong Code on Share Repurchases and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (as amended from time to time), be and is hereby generally and unconditionally APPROVED;

(B)	the aggregate nominal amount of Shares which may be purchased or agreed conditionally or unconditionally to be purchased pursuant to the approval in paragraph (A) above shall not exceed ten per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of this Resolution 6, and the said approval shall be limited accordingly; and

(C)	for the purpose of this Resolution 6:

(i)	“Relevant Period” means the period from (and including) the passing of this Resolution 6 until the earlier of:

(a)	the conclusion of the next Annual General Meeting of the Company;

(b)	the expiration of the period within which the next Annual General Meeting of the Company is required by the Articles of Association of the Company or by law to be held; and

(c)	the revocation or variation of the authority given under this Resolution 6 by an ordinary resolution of the shareholders of the Company in general meeting; and

(ii)	“Shares” means shares of all classes in the capital of the Company and warrants and other securities which carry a right to subscribe or purchase shares in the Company.”

(7)	“THAT, conditional on the passing of Resolutions 5 and 6, the exercise by the Board of Directors of the powers referred to in paragraph (A) of Resolution 5 in respect of the share capital of the Company referred to in sub-paragraph (b) of paragraph (B) of Resolution 5, be and is hereby APPROVED AND AUTHORISED.”

By Order of the Board

Leonard Bryan Turk

Secretary

Hong Kong, 8th April, 2003

Registered Office:

MTR Tower,

Telford Plaza,

Kowloon Bay,

Hong Kong.

Notes:

1.	A member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint one or two proxies to attend and, on a poll, vote instead of him. A proxy need not be a member of the Company.

2.	To be valid, a form of proxy must be delivered to the Company’s registrar, Computershare Hong Kong Investor Services Limited, Rooms 1901-5, 19th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong, not less than 48 hours before the meeting or adjourned meeting (or 24 hours before a poll is taken, if the poll is not taken on the same day as the meeting or adjourned meeting). If a proxy form is signed under a power of attorney, the power of attorney or other authority relied on to sign it (or a copy which has been certified by a notary or an office copy) must be delivered to the Company’s registrar with the proxy form, except that a power of attorney which has already been registered with the Company need not be so delivered. Proxy forms sent electronically or by any other data transmission process will not be accepted. Completion and return of a form of proxy will not preclude a member from attending in person and voting at the meeting or any adjournment thereof should he so wish.

3.	The register of members of the Company was closed from Wednesday, 26th March, 2003 to Wednesday, 2nd April, 2003 (both days inclusive), during which period no transfer of shares in the Company was effected. In order to qualify for the proposed final dividend, all transfers, accompanied by the relevant share certificates, had to be lodged with the Company’s registrar, Computershare Hong Kong Investor Services Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong, not later than 4:00 p.m. on Tuesday, 25th March, 2003.

4.	The Board of Directors has recommended a final dividend for the year ended 31st December, 2002 (the “Final Dividend”) of HK$0.28 per share and, if such dividend is declared by the members passing Resolution 2, it is expected to be paid on or about 12th June, 2003 to those shareholders whose names appeared on the Company’s register of members on 2nd April, 2003. In addition, a circular is being sent on or about 8th April, 2003 to shareholders whose names appeared on the register of members on 2nd April, 2003 setting out the terms of the scrip dividend scheme in respect of the Final Dividend pursuant to which the Board of Directors proposes to offer members with Hong Kong addresses, subject to the Final Dividend being declared by the members passing Resolution 2, the right to choose to receive new shares in the Company instead of cash in respect of some or all of their Final Dividend.

5.	In relation to Resolution 3, four Directors will retire from office at the meeting and will offer themselves for re-election. T Brian Stevenson and Frederick Ma Si Hang, who were appointed after the annual general meeting on 16th May, 2002, will retire from office at the meeting pursuant to Article 85 of the Company’s Articles of Association, and will both offer themselves for re-election. Professor Cheung Yau Kai and Edward Ho Sing Tin will retire from office by rotation at the meeting, pursuant to Articles 87 and 88 of the Company’s Articles of Association, and will both offer themselves for re-election.

6.	In relation to Resolution 6, an explanatory statement (as required by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, the “Listing Rules”) is set out in the Appendix of the document containing this notice.

7.	By Resolutions 5 and 7, approval is being sought from members, as a general mandate in compliance with section 57B of the Companies Ordinance (Cap. 32 of the Laws of Hong Kong) and the Listing Rules, so that in the event it becomes desirable for the Company to issue any new shares, the Board of Directors is given the flexibility and discretion to allot and issue new shares up to twenty per cent. of the issued share capital of the Company, together with such number of shares as may be repurchased by the Company pursuant to the general mandate under Resolution 6, as more particularly described in Resolutions 5, 6 and 7. The members of the Board of Directors wish to state, however, that they have no immediate plans to issue any new shares of the Company, other than pursuant to: (i) the scrip dividend alternative which is proposed to be offered; (ii) the Rules of the Company’s New Joiners Share Option Scheme; or (iii) the Rules of the Company’s Pre-Global Offering Share Option Scheme.

“Please note that refreshments will not be served at the Annual General Meeting”